

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Via U.S. Mail

Thomas W. Bennet, Jr.
Chief Financial Officer
TRC Companies, Inc.
21 Griffin Road North
Windsor, Connecticut 06095

> **Re:** **TRC Companies, Inc.**
> **Schedule TO-I**
> **Filed on September 23, 2010**
> **File No. 005-17988**

Dear Mr. Bennet:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Your offer purports to exclude persons resident outside the United States. Please provide us with your analysis as to how limiting employee participation is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008). To the extent that you intend to exclude certain employees in reliance upon the 2001 global Exemptive Order regarding option repricing, please briefly explain to us how you satisfy the four conditions that must be met in order for the exemption to be available. Specifically discuss whether exclusion of such employees is consistent with your compensation policies and practices.

2.   On the cover page and page 22, you disclose that, in order to participate in the offer, an offeree must remain employed through the date on which surrendered options are cancelled, which is the first business day after the offer expiration date. Eligibility must be determined by no later than the offer expiration date. Please reconcile the disclosure appearing on these pages and any other pages where this statement appears with the disclosure appearing on pages 12 and 14, which indicates that an offeree must only remain employed through the offer expiration date in order to be eligible to participate.

3.   In charts appearing in several places throughout the document, and initially on page 3, you set forth the number of shares which will be subject to RSUs granted in exchange for aggregate options issued on each grant date. Please clarify, if true, that the dashes in the final column of these charts represent cash payments. Also revise your disclosure to clarify why certain figures in the final column are less than 500, given that you will not be granting RSUs relating to less than 500 shares. If this is due to the particular holdings of employees within each option tranche, so state.

Important, page 5

4.   Please clarify that the first sentence of the last paragraph in this section refers to termination of a plan taking place subsequent to the offer expiration date.

Section 4. Procedures for Surrendering Eligible Options

Determination of Validity; Rejection of Options; Waiver of Defects…, page 27

5.   In the first sentence of the second paragraph in this section, you appear to be stating that you can waive any of the conditions of the offer with respect to any particular eligible options or employees. Conditions must be applicable to the entire offer, not individual tenders or security holders. Please confirm your understanding in your response letter.

Section 5. Withdrawal Rights and Change of Election, page 27

6.   Disclose the date certain after which tendered securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii). See Item 1004(a)(1)(vi) of Regulation MA.

Section 14. Material U.S. Federal Income Tax Consequences, page 41

7.   Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (203) 363-7676
        Michael Grundei, Esq.
        Wiggin & Dana LLP